Exhibit 99.1

Press Release

London, November 9, 2015 - VITOL INVESTMENT PARTNERSHIP ACQUIRES MISC’S SHAREHOLDING IN VTTI B.V.

VTTI Energy Partners LP (NYSE: VTTI) (the “Partnership”) has been informed by VTTI B.V. that Vitol Investment Partnership Limited (“VIP”), an investment vehicle sponsored by Vitol Holding B.V. (“Vitol”), which indirectly owns 50% of VTTI B.V., has acquired MISC Berhad’s (“MISC”) indirect 50% shareholding in VTTI B.V for cash consideration of $830 million (the “Acquisition”). VIP has acquired the shares through VIP Terminals Finance B.V., a wholly-owned indirect subsidiary of VIP. VTTI B.V., which indirectly owns VTTI Energy Partners GP LLC, the general partner of the Partnership, will continue to be run as an independent company under the leadership of CEO Rob Nijst.

In connection with the Acquisition, on November 9, 2015, Mr. Yang Chien Yee, Chairman of the Board of Directors (the “Board”) of the general partner of the Partnership, and Captain Rajalingam Subramaniam, director, each resigned from the Board. Mr. David Fransen and Mr. Francis Brenner replaced Mr. Yee and Captain Rajalingam as directors, effective November 9, 2015. Mr. Christopher Bake, a member of the Board since the Partnership’s initial public offering in August 2014 (the “IPO”), has replaced Mr. Yee as Chairman of the Board.

Mr. Fransen has served as the Managing Director of Vitol SA Geneva since 2002 and is a member of the Vitol Group Board of Directors. Mr. Fransen came to Vitol in 1986 from British Petroleum. He has a wide range of experience within the Vitol Group, from gasoline trading and various management positions to the creation of Vitol’s central management information system. Mr. Fransen holds a BSC (Hons) in Mathematics and Computer Science from Royal Holloway College, London.

Mr. Brenner has served as the Investments Director for the Americas for Vitol Inc., a subsidiary of Vitol, since 2010. Between 2001 and 2010, Mr. Brenner was with Morgan Stanley, most recently as an Executive Director in the Morgan Stanley Commodities Group. Prior to joining Morgan Stanley, Mr. Brenner was involved in the design and construction of utility infrastructure at Tyco International. Mr. Brenner holds an MBA from the University of Michigan and a Bachelors degree in engineering from the University of Wisconsin-Platteville.

The Partnership, certain subsidiaries of the Partnership, VTTI B.V., Vitol and MISC have executed an amendment to the Omnibus Agreement that we entered into in connection with the Partnership’s IPO. Pursuant to the Omnibus Agreement, VTTI B.V. guaranteed the rates of certain capacity contracted by Vitol for a specified period of time after the applicable Vitol terminaling services agreement expires. If VTTI B.V. fails to reimburse the Partnership for the aggregate monthly amount that Vitol would have paid under the expiring terminaling services agreements, Vitol and MISC, jointly and severally, must reimburse the Partnership for such losses. In connection with the Acquisition, Vitol has agreed to extend or enter into new terminaling services agreements with terms expiring on or after the end of each agreement’s respective guarantee period expiration date and at rates and capacity, in the aggregate, equal to or greater than the rates and capacity currently set forth in the existing Vitol terminaling services agreements. Following a determination by the Board that the guarantees by VTTI B.V., Vitol and MISC are no longer necessary upon the effectiveness of the new Vitol terminaling services agreements, the parties to the Omnibus Agreement have amended the Omnibus Agreement to remove all provisions related to such guarantees.

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling, and related energy infrastructure assets on a global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in key energy hubs throughout the world with a combined total storage capacity of 35.5 million barrels.

The Partnership’s common units trade on the New York Stock Exchange under the symbol “VTTI.”

About VTTI B.V.

VTTI B.V. is a fee-based, growth-oriented business formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. VTTI B.V.’s assets include interests in a broad-based portfolio of terminals that are strategically located throughout the world with a combined total storage capacity of 54 million barrels including assets under construction.

About Vitol

The Vitol Group was founded in 1966 in Rotterdam, the Netherlands. Since then the company has grown significantly to become a major participant in world commodity markets and is now the world’s largest independent energy trader. Its trading portfolio includes crude oil, oil products, LPG, LNG, natural gas, coal, electricity, agricultural products, metals and carbon emissions. Vitol trades with all the major national oil companies, the integrated oil majors and the independent refiners and traders. Globally, Vitol trades over 5 million barrels of crude oil and oil products per day and revenues in 2014 were $270 billion.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, such matters as: future operating or financial results and future revenues and expenses; our future financial condition and liquidity; significant interruptions in the operations of our customers; future supply of, and demand for, refined petroleum products and crude oil; our ability to renew or extend terminaling services agreements; the credit risk of our customers; our ability to retain our key customers, including Vitol; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; future or pending acquisitions of terminals or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities, including expected compliance and effect of restrictive covenants in such facilities; fluctuations in currencies and interest rates; the adoption of derivatives legislation by Congress; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; risks associated with our potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on Form 20-F which was filed with the United States Securities Exchange Commission on April 30, 2015 and amended on May 29, 2015 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Contacts:

VTTI Energy Partners LP

Robert Abbott, Chief Financial Officer

+44 20377 20110

Hill + Knowlton Strategies New York

Peter Poulos, +1 212 885 0588

Hill + Knowlton Strategies Amsterdam

Tanno Massar, +31 20 4044707